Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

February 13, 2023
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Jaea Hahn, Esq.

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust) (“ACST”)
File Nos. 333-36074; 811-09913
CIK No. 0001112996
AIM Investment Securities Funds (Invesco Investment Securities Funds) (“AIS,” and together with ACST, each, a “Registrant”)
File Nos. 033-39519; 811-05686
CIK No. 0000842790

Responses to Comments on Post-Effective Amendment No. 172 to ACST’s Registration Statement and Post-Effective Amendment No. 106 to AIS’s Registration Statement

Dear Ms. Hahn:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on January 19, 2023 regarding Post-Effective Amendment No. 172 to ACST’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 173 to ACST’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the SEC on December 5, 2022 (the “ACST Amendment”), and regarding Post-Effective Amendment No. 106 to AIS’s registration statement under the 1933 Act and Amendment No. 110 to AIS’s registration statement under the 1940 Act, which was filed with the SEC on December 6, 2022 (the “AIS Amendment”).

The ACST Amendment was filed in connection with the launch of the new Invesco SMA Municipal Bond Fund and the AIS Amendment was filed in connection with the launch of the new Invesco SMA High Yield Bond Fund (together with Invesco SMA Municipal Bond Fund, the “Funds” and each, a “Fund”). Any disclosure changes required by these responses will be incorporated into filings made pursuant to Rule 485(b) under the 1933 Act for each Registrant scheduled to be filed on or about February 17, 2023, with respect to ACST, and March 1, 2023, with respect to AIS.  Each of your comments is set forth below in bold with the Registrant’s response immediately below each comment. Unless otherwise indicated, each of your comments applies to, and the corresponding response is made on behalf of, both the Invesco SMA Municipal Bond Fund and Invesco SMA High Yield Bond Fund.

Prospectus - Cover Page

1.	On the outside cover page of the Prospectus, consider clarifying, where appropriate, what is meant by “SMA” in the Fund’s name.

Response: The disclosure on the cover page has been updated.

2.
For Invesco SMA Municipal Bond Fund, consider revising the disclosure on the outside cover page to reflect that shares of the Fund may be purchased and held only by or on behalf of the types of accounts indicated, if accurate.

Response:  The Registrant believes that the current outside cover page disclosure accurately and clearly reflects who may purchase and hold shares of the Fund, and therefore declines to revise the disclosure at this time.

3.	For Invesco SMA High Yield Bond Fund, consider conforming the disclosure on the outside cover page to the disclosure used in the Invesco SMA Municipal Bond Fund prospectus.

Response: The disclosure on the cover page has been updated accordingly.

Prospectus - Fee Table and Expense Example

4.	Footnote 3 to the fee table describes the contractual expense reimbursement agreement for the Fund. Please supplementally confirm that recoupment of prior reimbursed expenses is not permitted.

Response:  The Registrants confirm that recoupment of prior reimbursed expenses is not permitted under the expense reimbursement agreement.

5.
Please disclose in the lead-in or as a footnote to the expense example that the fees paid by the investor at the separately managed account or wrap fee program level are not reflected in the expense example.

Response: The disclosure has been revised as requested.

Prospectus - Principal Investment Strategies and Principal Investment Risks

6.	Please disclose in the Principal Investment Strategies section if there are any duration or maturity requirements for the Fund’s portfolio securities.

Response: Each Registrant confirms any duration or maturity requirements for the Fund's portfolio securities are disclosed.

7.
The Principal Investment Strategies section discloses that the Fund may invest in junk bonds and unrated securities, as well as illiquid and thinly traded securities. Given the liquidity profile of such securities, please supplementally explain how the Fund has determined that its investment strategy is appropriate for the open-end fund structure. Your response should include general market data on the liquidity of such securities and information concerning the relevant factors discussed in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Act Release No. 32315 (Oct. 13, 2016).

Response: Each Registrant has implemented a written liquidity risk management program (the “LRMP”) and related procedures to manage the liquidity risk of each Fund in accordance with Rule 22e-4 under the 1940 Act. The Board of Trustees of each of AIS and ACST has approved the designation of the Adviser as the administrator of the LRMP for each Fund. In its capacity as program administrator, the Adviser is responsible for assessing the liquidity of each holding within each Fund’s portfolio and classifying such holdings in accordance with the requirements of Rule 22e-4, as well as for assessing, managing and reviewing the Fund’s liquidity risk. In doing so, the Adviser assesses the liquidity of each investment and evaluates market, trading and investment-specific considerations that it believes are relevant to each Fund’s liquidity risk. Such factors include, but are not limited to, the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions; short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions; portfolio concentration and holdings of large positions in a particular issue or issuer; holdings of cash and cash equivalents; and any other borrowing arrangements and funding sources.

With respect to each Fund, the Adviser has undertaken an examination of the liquidity of the various asset classes in which the Fund proposes to invest, including below investment grade and unrated fixed income securities (for Invesco SMA High Yield Bond Fund) and below investment grade and unrated municipal securities (for Invesco SMA Municipal Bond Fund), pursuant to the requirements of Rule 22e-4 and its policies and procedures under the LRMP discussed above. As part of that examination, the Adviser considered the appropriateness of investing in such asset classes within the open-end fund structure. The review included consideration of, among other factors: the breadth and depth of the market for these asset classes, including the number of market makers; the frequency of trades and average daily trading volume within the asset class; the bid-ask spreads for the assets; the volatility of such trading prices, including the ability to trade the asset class and any potential restrictions on trading or limitations on its transfer; whether the investment has a relatively standardized and simple structure; and for fixed income investments, the expected maturity and dates of issue of investments. Based on that analysis and the foregoing, each Registrant confirms that the respective Fund’s proposed principal investment strategies are appropriate for an open-end fund structure in accordance with the requirements of Rule 22e-4.

In addition, the Adviser notes that, consistent with Rule 22e-4, no Fund may invest in any illiquid investments if, as a result of such investment, more than 15% of such Fund’s net assets would be invested in illiquid investments that are assets.

8.
For Invesco SMA Municipal Bond Fund, in the fifth paragraph under the Principal Investment Strategies section, please move the reference to junk bonds in the fifth sentence of the paragraph to the first sentence of the paragraph.

Response: The disclosure has been revised as requested.

9.
For Invesco SMA High Yield Bond Fund, the Principal Investment Strategies section indicates that the Fund may invest in collateralized loan obligations (“CMOs”), collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”). Please clarify in the disclosure if the Fund may invest in lower-rated tranches of such CMOs, CLOs and/or CDOs, and if there is any limitation on such investments.

Response: The disclosure has been revised to state:

The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) of any rating.

10.
For Invesco SMA High Yield Bond Fund, the Principal Investment Strategies section indicates that the Fund may invest in loans, loan participations and assignments. Please clarify if these loans include secured or unsecured loans, senior or unsubordinated loans, and/or covenant lite loans and add risk disclosure as appropriate.

Response: The loans the Fund may invest in can be secured or unsecured, senior or unsubordinated loans, and/or covenant lite loans.

11.
For Invesco SMA High Yield Bond Fund, the Principal Investment Strategies section indicates that the credit research process utilized by the Fund may include consideration of environmental, social and governance (“ESG”) factors. Please identify examples of the ESG criteria considered when choosing portfolio securities. Please also disclose, if accurate, if the Fund may invest in securities that are rated lower for ESG criteria but higher for non-ESG criteria.

Response: We have revised the disclosure as follows:

The credit research process utilized by the Fund to implement its investment strategy in pursuit of its investment objective considers factors that may include, but are not limited to, an issuer's operations, capital structure and environmental, social and governance (“ESG”) considerations. Credit quality analysis for certain issuers therefore may consider whether any ESG factors pose a material financial risk or opportunity to an issuer. The Adviser may determine that ESG considerations are not material to certain issuers or types of investments held by the Fund, and not all issuers or Fund investments may undergo a credit quality analysis that considers ESG factors and ESG considerations may not be applied to each issuer or Fund investment. Consideration of ESG factors is just one component of the portfolio managers’ assessment of issuers eligible for investment and not necessarily determinative to an investment decision. Therefore, the Fund’s portfolio managers may still invest in securities of issuers that may be viewed as having a high ESG risk profile.

The Registrant also notes that the Fund’s statement of additional information also provides further discussion of the ESG considerations used.

12.
For Invesco SMA High Yield Bond Fund, please consider revising the Changing Fixed Income Market Conditions Risk disclosure that describes the “current low interest rate environment” in light of rising interest rates.

Response: The risk disclosure has been updated accordingly.

13.
For Invesco SMA High Yield Bond Fund, the Principal Investment Risks include Rule 144A and Other Exempt Securities Risk and Restricted Securities Risk. Consider consolidating these risks unless the Fund intends to invest in restricted securities that are not Rule 144A securities.

Response: The Registrant will consider these changes for future updates.

Prospectus – Performance

14.	Please disclose in the lead-in to the performance section that performance information does not include fees charged at the separately managed account or wrap fee program level.

Response: The disclosure has been revised accordingly.

15.	Please supplementally provide the Fund’s broad-based securities market index.

Response: The broad-based index for the Invesco SMA Municipal Bond Fund will be S&P Municipal Bond High Yield Index, and for the Invesco SMA High Yield Bond Fund will be Bloomberg Barclays U.S. Corporate High Yield BB/B2% Issuer Cap Index.

The Registrants are continuing to evaluate whether such indices will remain each Fund’s broad-based securities market index following the effective compliance date of the SEC’s Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisement Rule.” (Release Nos. 33-11125, 34-96158, IC-34731 (Oct. 26, 2022), 87 Fed. Reg. 72758 (Nov. 25, 2022), https://www.federalregister.gov/d/2022-23756).

Prospectus – Management of the Fund

16.	Under Length of Service on the Fund, please consider adding the month in which the portfolio manager started managing the Fund.

Response: The Registrants believe that the current disclosure complies with the requirements of Item 5(b) of Form N-1A, which requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.”  Therefore, the Registrants respectfully decline to make any changes in response to this comment.

General

17.	The Declaration of Trust filed for each Registrant includes certain provisions relating to shareholder actions. Consider disclosing the following in an appropriate place in the registration statement:
a.	Consider disclosing that the provisions of Section 9.11 limiting shareholder actions do not apply to any claims arising under federal securities laws and the corresponding risks.
b.
Consider disclosing that the provisions of Section 9.12 do not apply to any claims arising under federal securities laws. Consider also disclosing a corresponding risk relating to claims brought under non-federal securities laws, i.e., that shareholders may be required to bring suit in an inconvenient location.

Response: The Registrant has revised the disclosure in the Statement of Additional Information as follows:

The Trust Agreement provides a detailed process for the bringing of derivative actions by shareholders. A shareholder may only bring a derivative action on behalf of the Trust if certain conditions are met. Among other things, such conditions: (i) require shareholder(s) to make a pre-suit demand on the Trustees (unless such effort is not likely to succeed because a majority of the Board or the committee established to consider the merits of such action are not independent Trustees under Delaware law); (ii) require 10% of the beneficial owners to join in the pre-suit demand, or if a pre-suit demand is not required, require 10% of beneficial owners to join in the demand for the Board to commence such action; and (iii) afford the Trustees a reasonable amount of time to consider the request and investigate the basis of the claims (including designating a committee to consider the demand and hiring counsel or other advisers). These conditions generally are intended to provide the Trustees with the ability to pursue a claim if they believe doing so would be in the best interests of the Trust and its shareholders and to preclude the pursuit of claims that the Trustees determine to be without merit or otherwise not in the Trust’s best interest to pursue. Insofar as the federal securities laws supersede state law, these provisions do not apply to shareholder derivative claims that arise under the federal securities laws.
…
The Trust Agreement also generally requires that actions by shareholders in connection with or against the Trust or the Fund be brought only in certain Delaware courts, provided that actions arising under the U.S. federal securities laws are required to be brought in the United States District Court for the Southern District of New York, and that the right to jury trial be waived to the fullest extent permitted by law.
…
These provisions may result in increased shareholder costs in pursuing a shareholder derivative claim and/or may limit a shareholder’s ability to bring a claim in a different forum.

We believe that this information responds to your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231.

Sincerely,

/s/ Adrienne Ruffle
Adrienne Ruffle, Esq.
Senior Counsel

cc:	Taylor V. Edwards, Esq.
Claire Olivar, Esq.
Jennifer Hillman, Esq.
Mena Larmour, Esq.